[CLARION TECHNOLOGIES, INC. LETTERHEAD]

June 28, 2005

Via EDGAR

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Subject:	Clarion Technologies, Inc. Form 10-K for the fiscal year ended December 25, 2004 Form 10-Q for the period ended April 2, 2005 File No. 0-24690

Dear Mr. Humphrey:

        Clarion Technologies, Inc., a Michigan corporation (the “Company”), pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, submits this letter in response to your letter to the Company dated June 15, 2005 (the “Comment Letter”).

        The following responses have been numbered to correspond to the numbered comments contained in the Comment Letter.

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Item 1. Description of Business

    1.        Supplementally explain your basis in GAAP for capitalizing deferred and accrued interest. We may have further comment on your response. Assuming a satisfactory response, the notes to the financial statements should contain the accounting policy describing this treatment, including the amount capitalized in each period.

        Response: The word “capitalized” was incorrectly used in our disclosure. Deferred and accrued interest is expensed and classified based on our debt agreements. This will be clarified in future filings.

Mr. David R. Humphrey
June 28, 2005

Item 7. Management’s Discussion and Analysis

Liquidity and Capital Resources, page 15

    2.        We note from the tabular presentations in Item 6 on page 11 that, for the past five years, you have had negative working capital. We also note that you briefly discuss this fact as an introduction to your Liquidity and Capital Resources section on page 15. Please expand this discussion to include how your situation compares to the industry norm. This disclosure should adhere to the standards set forth for discussions of known trends in section III.B.3 of the December 2003 Interpretation of Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, which can be found on www.sec.gov.

        Response: In future filings, we will provide the appropriate disclosures as you suggest above.

Table of Contractual Obligations, page 16

    3.        We note that you have included footnotes to your table of contractual obligations detailing the specific terms of your credit facilities. Because the table is aimed at increasing transparency of cash flow, we believe you should include scheduled interest payments in the table. To the extent interest rates are variable and unknown, you can use judgment in determining the appropriate methodology and estimated amounts of future interest payments. For example, you could apply the currently applicable interest rate to determine the value of future payments. In the alternative, the footnote to the table should provide appropriate disclosure to clarify the action taken if interest payments are excluded. In addition, the note should supplement the table by including additional information material to an understanding of your cash requirements (e.g. the amount of interest to be incurred in each of the next five years). Your preferred stock presentation should be similarly revised.

        Response: In future filings, we will provide the appropriate disclosures as you suggest above.

Note 1 – Goodwill, page 28

    4.        In view of the significant amount of goodwill relative to total assets and the operating conditions and liquidity constraints discussed in note 13, your current disclosure is too general. In this regard, we believe you should expand the accounting policy to describe how an assessment for impairment is done. Among other items that may require disclosure, you should address the methodology for determining the fair value of the reporting unit, including how such amounts are measured and the amount of reporting units used in your impairment. Refer to the guidance in paragraphs 18, 23 and 30 of SFAS No. 142.

Mr. David R. Humphrey
June 28, 2005

        Response: In future filings, we will provide the appropriate disclosures as you suggest above.

Note 4 – Income Taxes, page 36

    5.        We note from your disclosure on page 18 that you currently have deferred income tax assets that are fully reserved because their realization is in doubt. We also note that your gross deferred tax asset is $23,549,000 and your valuation allowance is $17,192, leaving a deferred tax asset of $6,357 if considered separately from your deferred tax liability of $6,357. Supplementally explain to us how you have independently considered each source of your deferred tax asset and future taxable income in determining that a full valuation allowance on your gross deferred tax asset or, at a minimum, to the fullest extent of the net operating loss carryforwards at $20.8 million was unnecessary. As a related matter, please revise your disclosure on page 18 to reflect your actual valuation allowance position.

        Response: Because of the Company’s cumulative losses in recent years, we believe that it is more likely than not, that not all of the deferred tax assets, primarily the net operating loss carryforwards will be realized and that a valuation allowance is needed. We referred to the guidance in SFAS No. 109, paragraph 21, in assessing the realization of the deferred tax assets and the determination of the valuation allowance. $3,027 of the net deferred tax asset will be realized through the future reversal of the existing taxable temporary difference related to the accumulated depreciation, leaving a net deferred tax asset of $3,330. We have not considered the future reversal of the deferred tax liability related to the tax deductible goodwill in our analysis. However, the full amount of the NOLs was not reserved based on the lengthy carryforward period (the NOLs do not begin to expire until 2019) and our belief that the Company will generate sufficient future taxable income due to ongoing restructuring and cost cutting measures and significant new business opportunities. Given the subjective nature of the determination of the valuation allowance, we believe it to be prudent at this time to have recorded net deferred taxes of zero. The Company continues to monitor its deferred tax assets and the need for any further valuation allowances or reduction of valuation allowance on a quarterly basis.

        In future filings, we will revise our disclosure on Page 18 to reflect our actual valuation allowance position.

Schedule II – Valuation and Qualifying Accounts, page 45

    6.        We note from your disclosure within Critical Accounting Policies on page 18 that you have identified your inventory obsolescence policy as a critical accounting policy. Please supplementally provide to us and revise your Schedule II presentation to include a roll forward of your inventory obsolescence reserve, presented in accordance with Rule 12-09 of Regulation S-X, as required under Rule 5-04. In addition, Schedule II should also include the deferred tax valuation allowance, as a valuation and qualifying account.

Mr. David R. Humphrey
June 28, 2005

      Response:

SCHEDULE II

CLARION TECHNOLOGIES, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E
DESCRIPTION	BALANCE AT BEGINNING OF YEAR	CHARGED TO COSTS AND EXPENSES	CHARGED TO OTHER ACCOUNTS(A)	DEDUCTIONS(B)	BALANCE AT END OF YEAR

ALLOWANCE FOR DOUBTFUL ACCOUNTS: Year Ended December 25, 2004	$ 160,000	-	-	-	$ 160,000

Year Ended December 27, 2003	$ 170,000	$ 66,000	-	$ 76,000	$ 160,000

Year Ended December 28, 2002	$ 559,000	$ 32,000	-	$ 421,000	$ 170,000

INVENTORY OBSOLESCENCE RESERVE:

Year Ended December 25, 2004	$ 114,000	$166,000	-	$ 123,000	$ 157,000

Year Ended December 27, 2003	$ 189,000	$102,000	-	$ 177,000	$ 114,000

Year Ended December 28, 2002	$ 295,000	$175,000	-	$ 281,000	$ 189,000

DEFERRED TAX VALUATION ALLOWANCE:

Year Ended December 25, 2004	$15,981,000	-	$1,314,000	$ 103,000	$17,192,000

Year Ended December 27, 2003	$22,696,000	-	-	$6,715,000	$15,981,000

Year Ended December 28, 2002	$22,120,000	-	$3,957,000	$3,381,000	$22,696,000

(A)     Represents the effects of additional net losses and additional deferred tax assets.

(B)     Represents the write-off of uncollectible accounts as it relates to the allowance for doubtful accounts, the write-off of obsolete inventory as it relates to the inventory obsolescence reserve, and the effects the realization of deferred tax benefits, reductions in net losses, and reductions in deferred tax assets as it relates to the deferred tax valuation allowance.

In future filings, Schedule II will be revised to conform to the above presentation.

Mr. David R. Humphrey
June 28, 2005

Other

    7.        From a description of your products in the Business section, we note that you manufacture only custom parts based on customer-specifications. It is unclear if you provide a product warranty under the contracts with your customers. Please expand the business section to address whether a warranty is provided for your products. In addition, if product warranty is applicable, please provide disclosures required by paragraph 14(a)-(b) of FASB Interpretation No. 45.

        Response: We do not provide product warranties to our customers. In future filings, we will revise our disclosure to clarify our warranty policy.

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        In responding to the Comment Letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope the foregoing are sufficiently responsive to your comments. Please do not hesitate to contact me by telephone at (616) 233-8494 or facsimile (616) 459-9317. We look forward to hearing from you.

Sincerely, /s/ Edmund Walsh Edmund Walsh Chief Financial Officer

cc:	BDO Seidman, LLP Varnum, Riddering, Schmidt & Howlett LLP